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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 5 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
World Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Room 939
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Cohen — 212-332-3050
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AP 12/16

AFFIRMATION

I, Stephen Cohen affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to World Financial Services, Inc. for the year ended September 30, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen Cohen
Title: President

Date: 11/24/09

Sworn to and subscribed before me
This 24th day of NOV, 2009

Notary Public

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 03, 2014

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Independent Auditors' Report
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (Not applicable).
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

WORLD FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

WORLD FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
World Financial Services, Inc.
230 Park Avenue, Suite 939
New York, NY 10169

We have audited the Focus Report Form X-17a-5 of World Financial Services, Inc. as of September 30, 2009 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

Sobel & Co., LLC
Certified Public Accountants

November 13, 2009

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
World Financial Services, Inc.
230 Park Avenue, Suite 939
New York, NY 10169

In planning and performing our audit of the financial statements of World Financial Services, Inc. for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

Sobel & Co., LLC

Certified Public Accountants

November 13, 2009

SOBEL & CO., LLC

Certified Public Accountants and Consultants
293 Eisenhower Parkway, Suite 290 Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
World Financial Services, Inc.
230 Park Avenue, Suite 939
New York, NY 10169

We have audited the accompanying balance sheet of World Financial Services, Inc. as at September 30, 2009, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Financial Services, Inc. as at September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

November 13, 2009

WORLD FINANCIAL SERVICES, INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2009

ASSETS

Cash		$ 58,850
Market value of securities owned by firm		31,575
Stockholder loan		100
Prepaid expense		1,500
TOTAL ASSETS		$ 92,025

LIABILITIES AND STOCKHOLDERS' EQUITY

Income taxes payable		$ 1,011
Stockholders' equity:		
Common stock, no par value, 2,500 shares authorized, 1,434 shares issued and 4 outstanding	603,667	
Paid in capital	16,000	
Retained earnings	74,914	
	694,581	
Less: Treasury stock 1,430 shares at cost	603,567	
Total stockholders equity		91,014
TOTAL LIABIITIES AND STOCKHOLDERS' EQUITY		$ 92,025

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Revenues:		
Trading	$ (14,280)	
Interest	15	
Commissions	5,160	
Total revenues		$ (9,105)
General and administrative expenses:		
Insurance	137	
Bank charges	268	
Registration fees	4,304	
Consultant fees	10,500	
Commissions	3,851	
Regulatory fees	150	
Interest	45	
Total general and administrative expense		19,255
Loss before income taxes		(28,360)
Income taxes:		
Federal	-0-	
State and city	1,011	
Total income taxes		1,011
Net loss for the year		$ (29,371)

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Cash flows from operating activities:		
Net loss		$ (29,371)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in:		
Market value of securities owned by firm	$ 14,280	
Prepaid expense	(1,114)	
Increase (decrease) in:		
Accrued expenses	(875)	
Income taxes payable	(91)	
Total adjustments		12,200
Net cash used by operating activities		(17,171)
Net decrease in cash		(17,171)
Cash, beginning of year		76,021
Cash, end of year		$ 58,850
Supplemental disclosures of cash flow information:		
Cash paid for:		
Interest		$ 45
Income taxes		$ 1,102

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2009

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Stock-holders' Equity
Balance, beginning of year	$603,667	$ 16,000	$ 104,285	$(603,567)	$120,385
Net loss	-0-	-0-	(29,371)	-0-	(29,371)
Balance, end of year	$603,667	$ 16,000	$ 74,914	(603,567)	$ 91,014

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Balance - beginning of year	$ -0-
Increases	-0-
Repayments	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report

Note 1 - Summary of Significant Accounting Policies:

Name Change
World Financial Services, Inc. (the "Company") formerly Municipal and Government Securities Corp. of New Jersey changed its name on September 10, 1996.

Organization
The Company is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2009, the Company was in compliance with all minimum net capital requirements.

Securities Transactions
Securities transactions are recorded on a settlement date basis.

Fair Value Measurements:
Fair value measurements are defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three defined hierarchical levels based on the quality of inputs used that directly relate to the amount of subjectivity associated with the determination of fair value.

The fair value hierarchy defines the three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

Financial assets and liabilities are carried at fair value at September 30, 2009. All cash and securities owned are valued using market prices in active markets (Level 1).

Note 1 - Summary of Significant Accounting Policies: (continued)

Uncertain Tax Positions

In accordance with FASB ASC 740-10-15, the Company has elected to defer the adoption of uncertain tax positions. The Company does not expect that the adoption will have a material effect on its financial position, results of operations or cash flows. The determination of uncertain tax positions uses tax judgments which are based on the requirements for filing the returns. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Agency's assets or liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for potential recognition or disclosure, through November 13, 2009, the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2009, the Company had net capital of $81,521 which was $76,521 in excess of its minimum dollar net capital requirement of $5,000.

Note 3 - Subsequent Event

The firm has applied for a change in its membership agreement with FINRA which would raise its minimum net capital requirement from $5,000 to $25,000.

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2009

Schedule 1

Total stockholders' equity		$ 91,014
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated liabilities		91,014
Less: Deductions and/or charges: Non-allowable assets		1,600
Net capital before haircuts on security positions		89,414
Less: Haircuts on securities:		
Stocks	4,736	
Undue concentration	3,157	
		7,893
Net capital		81,521
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
REMAINDER: Net capital in excess of all requirements		$ 76,521

Aggregate indebtedness	$ 1,011	= 1.24%
Net capital	$ 81,521	

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $1,012. The difference was a result of year-end closing adjustments, which were not considered material.

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2009

Schedule 2

The Company is exempt from the computation for determination of reserve requirements pursuant to the membership agreement under K(2)i in that the firm does not maintain accounts for any public customers, either retail or institutional and does not introduce any accounts to a clearing broker either on a fully-disclosed or omnibus basis.

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2009

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedure for safeguarding securities is adequate.

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT SEPTEMBER 30, 2009

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2009, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $1,012. The difference was a result of year- end closing adjustments and these are considered normal and ordinary in nature.